

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2017

William B. O'Connor
Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054

> **Re: The Medicines Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 000-31191**

Dear Mr. O'Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Research and Development Expenses, page 80

1.   It appears that research and development is a significant aspect of your business. For your key research and developent projects, please quantify for us the costs incurred during each period presented by project. Please also explain your consideration of disclosing such costs by project in your periodic reports.

Consolidated Statements of Cash Flows, page F-9

2.   Explain to us your basis for classifying milestone payments as financing activities.

Notes to Consolidated Financial Statements
Note 14. Income Taxes, page F-34

3.   Explain to us why your rate reconciliation for 2016 includes a $105 million adjustment for the loss on sale of your Hemostasis Business when the results of the Hemostasis Business are presented as discontinued operations. Also tell us how the loss of $105 million was calculated. In this regard, we note that you disclose a gain from the sale of the Hemostasis Business of $1 million on page F-49.

Note 17. Commitments and Contingencies, page F-42

4.   You disclose on page 55 of the Form 10-K that you settled the class action litigation but do not indicate the amount of the settlement or the effect of the settlement on your financial statements. Please tell us your consideration of disclosing the amount of this settlement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Vanjoske, Senior Staff Accountant, at (202) 551-3614 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance